

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2024

Sudhir Panikassery
Chief Executive Officer
Aeries Technology, Inc.
60 Paya Lebar Road, #08-13
Paya Lebar Square
Singapore 409051

> **Re: Aeries Technology, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed February 26, 2024**
> **File No. 333-276173**

Dear Sudhir Panikassery:

We have reviewed your amended registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 3 to Registration Statement on Form S-1 filed February 26, 2024

Aeries' Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources, page 72

1. Please restore in this section disclosure relating to the following topics that were raised in our prior comment letters or tell us why you believe such disclosure should not be provided:
    * comparison of the projected revenues prepared in connection with the evaluation of the business combination and your actual revenues, and any resulting impacts to your financial position;
    * any changes in the company's liquidity position since the closing of the business combination, or an indication that there have been no such material changes; and
    * payment of the Maturity Consideration pursuant to the Forward Purchase Agreements and how this may impact the cash you have available for other purposes and to

execute your business strategy.

Please contact Rebekah Reed at 202-551-5332 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Lance Hancock